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Consent of Independent Registered Public Accounting Firm

The Board of Directors of Sprott Inc.:

We consent to the use of our report of independent registered public accounting firm dated February 23, 2023 to the Shareholders and the Board of Directors of Sprott Inc., on the consolidated financial statements of Sprott Inc., which comprise the consolidated balance sheets as at December 31, 2022 and December 31, 2021, the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, and our report of independent registered public accounting firm dated February 23, 2023 to the Shareholders and the Board of Directors of Sprott Inc. on the effectiveness of internal control over financial reporting as of December 31, 2022, each of which is included in this Annual Report on Form 40-F.
We also consent to the incorporation by reference of the above-mentioned reports in the Registration Statement on Form S-8 (File No. 333-242456) of Sprott Inc.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants
February 24, 2023
Toronto, Canada
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